# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OFA GROUP, CIK 0002036307
CUSIP: G6713S106
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 609 Deep Valley Drive, Suite 200, Rolling Hills, California (CA), 90274
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002066394

## Reporting persons
- FNHK Inc.: type of reporting person: corporation (CO); citizenship or place of organization: California (CA); sole voting power 1,649,445; shared voting power 0; sole dispositive power 1,649,445; shared dispositive power 0; aggregate amount beneficially owned 1,649,445 (11.85% of the class)
  Comment: The 1,649,445 ordinary shares referred to in Rows 5, 7, and 9 represent Issuer's ordinary shares, par value $0.001 per share ("Ordinary Shares"). FNHK Inc. is the record holder of the Ordinary Shares reported herein. Li Hsien "Larry" Wong, the Chief Executive Officer and director of the Issuer, exercises voting and dispositive power over the securities held by FNHK Inc. The address of FNHK Inc. is 609 Deep Valley Dr., Suite 223, Rolling Hills, CA 90274.The percentage in Row 11 is based on Ordinary Shares issued and outstanding as of July 31, 2025, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended March 31, 2025 filed with the Securities and Exchange Commission on July 31, 2025.
- Larry Wong: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,649,445; sole dispositive power 0; shared dispositive power 1,649,445; aggregate amount beneficially owned 1,649,445 (11.85% of the class)
  Comment: The 1,649,445 ordinary shares referred to in Rows 5, 7, and 9 represent Issuer's ordinary shares, par value $0.001 per share ("Ordinary Shares"). FNHK Inc. is the record holder of the Ordinary Shares reported herein. Li Hsien "Larry" Wong, the Chief Executive Officer and director of the Issuer, exercises voting and dispositive power over the securities held by FNHK Inc. The address of FNHK Inc. is 609 Deep Valley Dr., Suite 223, Rolling Hills, CA 90274.The percentage in Row 11 is based on Ordinary Shares issued and outstanding as of July 31, 2025, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended March 31, 2025 filed with the Securities and Exchange Commission on July 31, 2025.

## Item 1. Issuer
Name of issuer: OFA GROUP
Address of issuer's principal executive offices: 609 Deep Valley Drive, Suite 200 Rolling Hills CA 90274

## Item 2. Person Filing
Name of person filing: FNHK Inc. and Larry Wong (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: 609 Deep Valley Dr., Suite 223, Rolling Hills, CA 90274
Citizenship: FNHK Inc. is a corporation formed in California. Larry Wong is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of June 30, 2025, the Reporting Persons may be deemed to beneficially own 1,649,445 of the Issuer's Ordinary Shares. Larry Wong, Chief Executive Officer and director of the Issuer, is the President of FNHK Inc., and has voting and investment discretion with respect to the securities held of record by FNHK Inc. This Statement shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) and 13(g), beneficial owners of any securities covered by this Statement.
Percent of class: The 1,649,445 Ordinary Shares owned by the Reporting Persons constitute 11.85% of the total number of Ordinary Shares issued and outstanding as of July 31, 2025, as reported in the Issuer's Annual Report on Form 20-F for the fiscal year ended March 31, 2025 filed with the Securities and Exchange Commission on July 31, 2025.
Sole power to vote or to direct the vote: FNHK Inc.: 1,649,445 Larry Wong: 0
Shared power to vote or to direct the vote: FNHK Inc.: 0 Larry Wong: 1,649,445
Sole power to dispose or to direct the disposition: FNHK Inc.: 1,649,445 Larry Wong: 0
Shared power to dispose or to direct the disposition: FNHK Inc.: 0 Larry Wong: 1,649,445

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Ex 1 - JOINT FILING AGREEMENT

## Signatures
- FNHK Inc.: /s/ Larry Wong, Larry Wong/President (08/13/2025)
- Larry Wong: /s/ Larry Wong, Individual (08/13/2025)